UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 07, 2017

Commission File Number 001-36723

Amec Foster Wheeler plc

(formerly AMEC plc)

(Name of Registrant)

Amec Foster Wheeler plc

Old Change House

128 Queen Victoria Street

London EC4V 4BJ

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Shell global downstream framework agreement

Amec Foster Wheeler announced today the award of a five-year global Enterprise Framework Agreement (EFA) with Shell Global Solutions International, B.V. to provide engineering, procurement and construction management (EPCM) services for its downstream projects worldwide.

The award marks significant progress in our global engineering consultancy's strategy to build our EPCM business, and to deploy the capability globally.

For any agreements resulting from the EFA, Amec Foster Wheeler will provide concept, front end engineering, detailed design, procurement, and project and construction management services for refinery, chemical and upgrades projects.

John Pearson, Amec Foster Wheeler's President, Oil, Gas & Chemicals, said:

"We are excited to collaborate with Shell. Our innovative solutions in project design, delivery and management make us the top choice among our clients."

Amec Foster Wheeler's proven 'More 4 Less' lean engineering methodology will play an important role in the global framework. Efficiencies from 'More 4 Less' have delivered Amec Foster Wheeler's customers savings of up to 60% in time and cost, compared to traditional approaches.

The EFA will run until 2022.

Enquiries to:

Media: Jonathan Refoy Investors: Rupert Green	+ 44 (0)20 7429 7500 +44 (0)20 7429 7500

Notes to editors:

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors. Employing around 36,000 people in more than 55 countries and with 2015 revenues of £5.5 billion, the company operates across the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, power and process, pharma, environment and infrastructure markets. Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas projects (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Shell Global Solutions is a network of independent technology companies in the Shell Group which provide technical consultancy and licensed technologies for both the Shell Group and third party customers within the energy industry. In response to the significant challenges facing the industry today, Shell Global Solutions strives to deliver innovative technical solutions and effective technology to support its customers in their day-to-day operations and delivery of strategic plans. This enables customers to improve the capacity and performance of existing units; integrate new process units into existing refineries and petrochemical complexes; incorporate advanced catalyst systems and reactor internals; through to the design of grassroots refineries. More information on Shell Global Solutions is available at www.shell.com/globalsolutions

Royal Dutch Shell plc is incorporated in England and Wales, has its headquarters in The Hague and is listed on the London, Amsterdam, and New York stock exchanges. Shell companies have operations in more than 70 countries and territories with businesses including oil and gas exploration and production; production and marketing of liquefied natural gas and gas to liquids; manufacturing, marketing and shipping of oil products and chemicals and renewable energy projects. For further information, visit www.shell.com

Forward-Looking Statements

This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing, results and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 March 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary